SEAGATE TECHNOLOGY HOLDINGS
P.O. Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands

VIA EDGAR AND FACSIMILE	December 9, 2002

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
December 9, 2002

Re:    Application for withdrawal of
  Registration Statement on Form 10
  filed on October 11, 2002 (file no. 000-50037)

Ladies and Gentlemen:

Seagate Technology Holdings, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), hereby applies for an order granting the immediate withdrawal of the Company’s registration statement on Form 10, which was initially filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2002 under file number 000-50037 (together with all amendments and exhibits thereto, the “Form 10 Registration Statement”), in connection with the registration of the Company’s common shares, par value $0.00001 per share, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 Registration Statement would automatically become effective on December 10, 2002 (60 days after the initial filing of the Form 10 Registration Statement). Prior to such effective date, the Company filed with the Commission its registration statement on Form 8-A on December 6, 2002 under file no. 001-31560, thereby eliminating the need for an effective Form 10 Registration Statement. Accordingly, the Company respectfully requests that an order granting the withdrawal of the Form 10 Registration Statement be issued by the Commission immediately.

Should you have any questions regarding the foregoing application for withdrawal, please contact William H. Hinman, Jr., at (650) 251-5120, Thomas A. Wuchenich, at (650) 251-5135, or Peter C. Bowden, at (650) 251-5215, of Simpson Thacher & Bartlett, our legal counsel in connection with the Form 10 Registration Statement.

Very truly yours,

SEAGATE TECHNOLOGY HOLDINGS

By:	/s/ WILLIAM L. HUDSON
Name: William L. Hudson Title: Executive Vice President, General Counsel and Secretary

cc:  William H. Hinman, Jr.
        Simpson Thacher & Bartlett